UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                (Amendment No.                  )*

                      Wellington Hall, Limited
                          (Name of Issuer)


                            Common Stock
                  (Title of Class of Securities)

                              949535207
                            (CUSIP Number)


Arthur F. Bingham, 315 3rd Avenue,N.W., Hickory, NC 28601 (704) 322-5313 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                           February 12, 1997

       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with this statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D


CUSIP No.


1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Arthur F. Bingham
     SS# ###-##-####

2)  Check the Appropriate Box if a Member of a Group*       (a)
                                                            (b)

3)  SEC Use Only


4)  Source of Funds*

     PF

5)  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)


6)  Citizenship or Place of Organization

     United States of America

Number of      7)   Sole Voting Power
  Shares                         605,437
Beneficially   8)   Shared Voting Power
Owned By                         -0-
  Each         9)   Sole Dispositive Power
Reporting                        605,437
 Person        10) Shared Dispositive Power
  With                           -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person

     605,437

12)  Check box if the Aggregate Amount in Row (11) Excludes
Certain Shares*

13)   Percent of Class Represented by Amount in Row (11)

     26.4%

14)  Type of Reporting Person*

Item 1.   Security and Issuer

     This statement on Schedule 13D (the "Schedule") is filed by Arthur F. Bingham and relates to shares of common stock, no par value (the "Common Stock") of Wellington Hall, Limited (the "Issuer"). Wellington Hall is located at Route 1, U.S. Highway Nos. 29 and 70 North, Lexington, North Carolina 27292.

Item 2.   Identity and Background

     Arthur F. Bingham's principal occupation is Senior Executive Vice President of Sales and Marketing of the Issuer. His office is located at 315 3rd Avenue N.W., Hickory, North Carolina 28601. Mr. Bingham has not been convicted in any criminal proceeding during the past five years, nor has he been found to have violated any federal or state securities laws. Mr. Bingham is a citizen of the the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

          In consideration of the Common Stock reported in Item 5(c) of this Schedule, Mr. Bingham paid to the Issuer $14,306 and canceled the indebtedness of the Issuer for $285,694 previously advanced. The source of both the $14,306 and the $285,694 loan previously advanced was Mr. Bingham's personal funds, with the bulk of those personal funds coming from his retirement plan.

Item 4.   Purpose of Transaction

          Mr. Bingham purchased Common Stock in the Issuer in connection with his employment therewith as described in Item 2 of this Schedule for the purpose of giving him an equity stake in the success of the Issuer. He has no plans to acquire control of the Issuer.

Item 5.   Interest in Securities of Issuer

          (a-b) As of the close of business on February 12, 1997, Mr. Bingham may be deemed to be the beneficial owner of 605,437 shares of Common Stock. Such 605,437 shares constitute 26.4% of the shares of Common Stock outstanding (based on 2,289,887 shares of Common Stock outstanding). The 605,437 shares do not include 600,000 shares subject to stock options that are not currently exercisable and do not become exercisable within 60 days. Mr. Bingham has sole power to vote, direct the vote, dispose of or direct the disposition of such shares.

          (c) On February 12, 1997, Mr. Bingham purchased in a private transaction 600,000 shares of Common Stock. The purchase price for such shares was $.50 per share, representing an aggregate purchase price of $300,000. The purchase price was paid to the Issuer by cancellation of the indebtedness of the Issuer to Mr. Bingham for $285,694 previously advanced plus an additional payment of $14,306.

<APGE>

Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to
          Securities of the Issuer

     As of September 1, 1996, the Company executed an Employment and Stock Purchase Agreement with Arthur F. Bingham (the "Agreement") in connection with his employment by the Issuer as Senior Executive Vice President of Sales and Marketing. On October 10, 1996, Mr. Bingham loaned the Company $285,694 at terms included in an addendum to the Agreement. On February 12, 1997, the Company issued to Mr. Bingham 600,000 shares of Common Stock as repayment of that loan and for his additional investment of $14,306. On February 10, 1997, Mr. Bingham and the Issuer entered into the following:

          (i) an Incentive Stock Option Agreement whereby Mr.
              Bingham received three incentive stock options, each to purchase 150,000 shares of Common Stock, but each with its own exercise price ranging from $.50 to $1.30 per share. Upon the achievement of certain performance conditions, such incentive stock options become exercisable in full on September 1, 1998, 1999 and 2000, respectively;
              and

          (ii) a Nonqualified Stock Option Agreement whereby Mr. Bingham received subject to shareholder approval a nonqualified stock option to purchase 150,000 shares of Common Stock at an exercise price of $1.30 per share.

Item 7.   Material to be Filed as Exhibits

          1. Employment and Stock Purchase Agreement dated September 1, 1996 by and between Wellington Hall, Limited and Arthur F. Bingham filed as Exhibit 10.17 to the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended July 31, 1996.*

          2. Addenda to Employment and Stock Purchase Agreement dated February 10, 1997 by and between Wellington Hall, Limited and Arthur F. Bingham.

          3.  Incentive Stock Option Agreement dated February 10,
1997 by and between Wellington Hall, Limited and Arthur F.
Bingham.

          4.  Nonqualified Stock Option Agreement dated February
10, 1997 by and between Wellington Hall, Limited and Arthur F.
Bingham.


*Incorporated be reference to the statement or report indicated

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 1997                           /s/ Arthur F. Bingham
Date                                        Signature

                                            Arthur F. Bingham
                                            Name